EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
SCS Transportation, Inc.:
We consent to the use of our reports dated February 17, 2005, with respect to the consolidated balance sheets of SCS Transportation, Inc. as of December 31, 2004 and 2003, the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated herein by reference.

/s/ KPMG LLP
Kansas City, Missouri
August 19, 2005